Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 29, 2016

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – December 7, 2016 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 29, 2016.

Net income was $4,109,000 in the first quarter of fiscal 2017 compared to $4,430,000 in the first quarter of the prior year. Net income decreased 7% in the first quarter of fiscal 2017 compared to the prior year due primarily to flat same store sales and a lower gross profit percentage partially offset by lower operating and administrative expenses.

Sales were $389,692,000 in the first quarter of fiscal 2017 compared to $389,529,000 in the first quarter of the prior year. Same store sales were flat. Same store sales increased due to the closing of four competitor stores and continued sales growth in the expanded or replaced stores in Stirling and Greater Morristown. These increases were offset by reduced sales due to seven new competitor store openings, including stores formerly operated by A&P, and deflation in the meat and dairy departments. The Company expects same store sales in fiscal 2017 to range from a 0.5% decrease to a 1.5% increase.

Gross profit as a percentage of sales decreased to 26.85% in the first quarter of fiscal 2017 compared to 27.08% in the first quarter of the prior year.

Operating and administrative expense as a percentage of sales decreased to 23.39% in the first quarter of fiscal 2017 compared to 23.45% in the first quarter of the prior year due primarily to decreased non-union pension expense partially offset by higher payroll. Payroll costs increased due to investments in service departments and reduced operating leverage on flat same store sales.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 29, 2016	October 24, 2015

Sales	$389,692	$389,529

Cost of sales	285,044	284,042

Gross profit	104,648	105,487

Operating and administrative expense	91,131	91,338

Depreciation and amortization	6,063	5,958

Operating income	7,454	8,191

Interest expense	(1,117)	(1,128)

Interest income	688	563

Income before income taxes	7,025	7,626

Income taxes	2,916	3,196

Net income	$4,109	$4,430

Net income per share:
Class A common stock:
Basic	$0.32	$0.35
Diluted	$0.29	$0.31

Class B common stock:
Basic	$0.21	$0.23
Diluted	$0.21	$0.23

Gross profit as a % of sales	26.85%	27.08%
Operating and administrative expense as a % of sales	23.39%	23.45%